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                             October 19, 2022

       Da Mu Lin
       Chief Executive Officer
       One World Ventures, Inc.
       3370 Pinks Place, Suite F
       Las Vegas, NV 89102

                                                        Re: One World Ventures,
Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed October 5,
2022
                                                            File No. 024-11952

       Dear Da Mu Lin:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Offering Statement on Form 1-A

       Plan of Operation
       Equipment Costs, page 27

   1. Given that you no longer plan to purchase and operate your own cryptocurrency miners, please provide a
detailed description of the "hosting equipment" that you plan to purchase and explain how such
equipment is different from the mining equipment that you
                                                        previously intended to
purchase. Additionally, describe in more detail the
                                                        "cryptocurrency
datacenter" you plan to build. For example, explain what differentiates such a "datacenter"
from other facilities that have access to internet and electricity.
 Da Mu Lin
FirstName
One WorldLastNameDa
           Ventures, Inc.Mu Lin
Comapany
October 19,NameOne
            2022     World Ventures, Inc.
October
Page 2 19, 2022 Page 2
FirstName LastName
Conflict of Interest, page 32

2. Address the conflict of interest associated with your controlling shareholder and Chief
         Executive Officer having an outstanding loan to the company. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh
Shainess, Legal
Branch Chief, at 202-551-7951 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology